Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

October 27, 2021

Karina Dorin

Loan Lauren Nguyen

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBRE Acquisition Holdings, Inc.—Registration Statement on Form S-4 (333-258700)

Ladies and Gentlemen:

On behalf of CBRE Acquisition Holdings, Inc. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on August 11, 2021, as amended by Amendment No. 1 thereto filed on September 24, 2021, as amended by Amendment No. 2 thereto filed on October 15, 2021 and as amended by Amendment No. 3 thereto filed on October 27, 2021 (“Amendment No. 3”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated October 26, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 3 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 3. Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

NEW YORK     BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Amendment No. 2 to Registration Statement on Form S-4

The Business Combination

Certain Projected Financial Information of Altus, page 128

1.

We note your revised disclosure in response to prior comment 4 and reissue it in part. Please expand your disclosure to qualitatively and quantitatively describe your assumptions as to competition, general business, economic, market and financial conditions and matters specific to the business of Altus that underlie your disclosed projections, including the basis for projecting total estimated revenue growth in 2022, 2023 and 2024 and the factors or contingencies that could prevent such growth from materializing.

In response to the Staff’s comment, the Company has revised pages 129, 130 and 131 of Amendment No. 3.

2.

We note your response to prior comment 5 states that the company acknowledges its obligations under Item 10(b)(3)(iii) of Regulation S-K and indicates that the company will update or revise its unaudited prospective financial information where management knows or has reason to know that its previously disclosed projections no longer have a reasonable basis. To avoid confusion, please revise your disclosure of the disclaimer on page 128. Such disclosure appears inconsistent with your response in that it disclaims any obligation to update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

In response to the Staff’s comment, the Company has revised page 129 of Amendment No. 3.

Certain U.S. Federal Income Tax Considerations, page 149

3.

We note that the tax opinion filed as Exhibit 8.1 states that it is the opinion of Simpson Thacher & Bartlett LLP that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the disclosures in this section of the prospectus constitute the opinion of counsel insofar as it expresses conclusions as to the application of U.S. federal income tax law. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered by tax counsel. Refer to Section III.B.2 and III.C of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised page 150 of Amendment No. 3.

Exhibits

4.	We note you have filed forms of counsel’s legal and tax opinions. Please file executed versions of the legal and tax opinions.

In response to the Staff’s comment, the Company has revised Exhibits 5.1 and 8.1 to Amendment No. 3.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ William B. Brentani

William B. Brentani

cc:	Cash Smith, President and Chief Financial Officer

CBRE Acquisition Holdings, Inc.

Carl Marcellino

Ropes & Gray LLP

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